THIS AGREEMENT made as of the _____ day of _____________, 2004 and effective as of the _______ day of ______________, 2004.

BETWEEN:
Zi CORPORATION OF AMERICA, INC. a body corporate, incorporated under the laws of the State of Nevada (hereinafter called the “Corporation”)

Glen Morgan, an individual residing in the city of Plano, in the State of Texas (hereinafter called “Employee”);

EMPLOYMENT AGREEMENT

WHEREAS:

A.	the Corporation is desirous of engaging the management services and expertise of the Employee upon the terms, conditions and for the considerations as hereinafter set forth; and

B.	the parties desire to enter into this Agreement to set forth their respective rights and obligations.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises, the mutual covenants and agreements herein contained and other good and valuable consideration, the parties hereto mutually covenant and agree as set forth herein.

ARTICLE 1.
CONTRACT FOR SERVICES

1.01  Subject to the earlier termination of this Agreement as hereinafter provided, the Corporation hereby agrees to the services of the Employee on a full-time basis to provide services to the Corporation and its affiliates in accordance with the terms and provisions hereof.

1.02  Except as hereinafter provided, the Employee shall be responsible for and shall have such authority as is ordinarily consistent with the position of Senior Vice President, Global Sales and Marketing, with full power and authority to supervise and manage the business and affairs of the Corporation and such other matters as the President & Chief Executive Officer may authorize from time to time except such matters and duties as by law must be transacted or performed by the board of directors and/or the shareholders of the Corporation. All such authority of the Employee shall be subject to the power, direction and control of the board of directors of the Corporation.

1.03               Without limiting the generality of section 1.02 hereof, the Employee’s services hereunder shall be provided on the basis of the following terms and conditions:

(a)	the Employee’s title shall be Senior Vice President, Global Sales and Marketing reporting to the President & Chief Executive Officer.

(b)
the Employee shall faithfully, honestly and diligently serve the Corporation and cooperate with the Corporation and utilize maximum professional skill and care to ensure that all services rendered hereunder are to the satisfaction of the Corporation, acting reasonably, and shall provide any other services not specifically mentioned herein, but which by reason of his capability he knows or ought to know to be necessary to ensure that the best interests of the Corporation are maintained;

(c)
the Employee shall assume, obey, implement and execute such duties, directions responsibilities, procedures, policies and lawful orders as may be determined or given by the Chief Executive Officer of the Corporation;

(d)	the Employee shall perform such duties and may exercise such powers as may from time to time be assigned to or vested in him by the by-laws of the Corporation; and

(e)
the Employee will, when it is deemed by the Corporation to be beneficial, join in or participate with organizations, clubs, associations or groups that may provide good business contacts and learning facilities for the benefit of the Corporation provided, however, that the Corporation shall reimburse the Employee for all reasonable expenses incurred in connection therewith.

1.04  Subject to the terms of the Confidentiality and Non-Competition Agreement appended hereto as Schedule A the Employee agrees to devote his full time and attention and use his best efforts to further the business and interests of the Corporation and Affiliates during the period of this Agreement to the exclusion of all other employment, business opportunities, consulting, investment or contracting.

1.05  It is acknowledged and agreed between the parties hereto that the services to be provided by the Employee hereunder are of such a nature that regular business hours may be impossible and that the Employee be required to perform services in excess of eight hours per day or five days per week. It is also anticipated that there will be certain evenings, Sundays and holidays during which the Employee may be required to provide services and that the services to be provided by the Employee are, inter alia, of a supervisory nature. The Employee therefore agrees that the consideration herein set forth shall be in full and complete satisfaction for his work and services to be provided hereunder, no matter when and how performed and the Employee releases the Corporation from any additional pay or compensation, whatsoever which he might have by reason of any existing or future legislation or otherwise.

1.06  The services to be carried out and performed by the Employee shall be carried out and performed in the city of Plano, in the State of Texas or such other places as may be mutually agreed between the Employee and the Corporation. In view of the fact that the Corporation is the U.S. affiliate of the parent, Zi Corporation, an Alberta company, Employee shall attend in the corporate head office, currently located in Calgary, Alberta, from time to time as required for the purposes of attending internal meetings. Employee shall be required to comply with all applicable immigration requirements and Corporation shall provide reasonable assistance as necessary.

1.07  The Corporation acknowledges that it has reviewed the qualifications and experience of the Employee herein and formed the opinion that the Employee is capable of carrying out the duties as set forth herein.

ARTICLE 2.
TERM OF CONTRACT

2.01  The term of this Agreement shall commence effective as of May 31, 2004 and shall continue to and including May 31, 2006 unless sooner terminated pursuant to Article 9 herein.

ARTICLE 3.
COMPENSATION

3.01  In consideration of the services to be provided by the Employee to the Corporation pursuant to Article 1 hereof, but subject to regulatory approval, the Corporation shall pay to the Employee an amount equal to ONE HUNDRED AND EIGHTY THOUSAND (US$180,000.00) dollars per annum (the “Annual Cash Remuneration”), payable in bi-monthly instalments on the 15th and last working day of each calendar month together with such increments as the board of directors of the Corporation, in their sole discretion, may from time to time determine.

3.02  The Employee shall, subject to the Corporation obtaining necessary regulatory approval, be granted five (5) year term stock options of the Corporation as follows:

a)
An option to purchase one hundred thousand (100,000) shares in the Corporation to be granted as of May 31, 2004 (the effective date of Employment), of which one third shall vest after six months of employment, one third shall vest after twelve months of employment and one third shall vest after twenty four months of employment;

3.03  The Employee shall be reimbursed for all reasonable expenses incurred by him in or about the execution of his services hereunder, including living expenses while absent from his city of residence, travel and meeting/entertainment expenses. All such expenses shall be verified by statements, receipts or other reasonable evidence satisfactory to the Corporation.

3.04  The Employee shall be entitled to participate in all medical, dental and other health care, life insurance, group accident, long term disability benefits, as well as savings, profit sharing, share option, share purchase and any other benefit plans of whatsoever nature which the Corporation may provide from time to time.

3.05  The Employee may be granted a bonus based on a target of $50,000, as shall be determined in the sole discretion of the board of directors, which can be earned based upon performance goals set by the board of directors, payable in cash, Restricted Share Units or options mutually agreed to.

3.06  The Corporation shall be entitled to withhold and remit from such amounts payable hereunder as is required by law from time to time.

ARTICLE 4.
REVIEW OF COMPENSATION

4.01  The remuneration payable pursuant to section 3.01 hereof may be reviewed annually by the board of directors of the Corporation on or before the anniversary date hereof, at which time the board of directors shall consider such matters as it may consider relevant and shall determine, in its absolute discretion, whether to increase the annual remuneration payable by the Corporation to the Employee hereunder, provided always however, that the remuneration payable to the Employee pursuant to Article 3 hereof shall not, as a result of such review, be reduced.

ARTICLE 5.
INCAPACITY

5.01  The Employee shall be entitled to reasonable time from his services, without loss of compensation, due to sickness or illness or other incapacity.

5.02  In the event the Employee is insured either personally or through the Corporation or through a group plan provided by the Corporation for loss of income as a result of disability and the Employee receives compensation or disability income pursuant thereto, then the amount of remuneration which the Employee is otherwise entitled to receive hereunder during the period of illness or incapacity shall be reduced by the amount of compensation or disability income paid by such insurer to the Employee and the Employee covenants and agrees that he shall immediately advise the Corporation from time to time of the receipt of any such disability income paid by such insurer to the Employee.

ARTICLE 6.
CONFIDENTIALITY AND NON-COMPETITION

6.01  The Employee covenants and agrees to enter into a Confidentiality and Non-Competition Agreement substantially in the form appended hereto as Schedule A.

ARTICLE 7.
VACATION

7.01  During the term hereof, the Employee shall be entitled to three (3) weeks paid vacation in each calendar year hereof or such other period as shall be determined by the board of directors with no more than two weeks of vacation being taken at one time.

ARTICLE 8.
NON-ASSIGNABILITY

8.01  This Agreement and all other rights, benefits, and privileges herein conferred are strictly applicable to the Employee, and accordingly may not be assigned by the Employee.

ARTICLE 9.
TERMINATION

9.01  This Agreement shall be terminated prior to the end of the term specified in section 2.01 hereof upon the occurrence of any one of the following events:

(a)	the death of the Employee, at which time the Corporation shall have no further obligation to the Employee under this Agreement;

(b)	90 days written notice by the Employee of his intention to terminate this Agreement, at which time the Corporation shall have no further obligation to the Employee under this Agreement.

(c)
incapacity due to illness, disability or injury to the Employee that renders the Employee unable to perform his duties for a period of longer than six consecutive months and, as of such date of termination, the Corporation shall have no further obligation to the Employee under this Agreement;

(d)	termination of this Agreement without notice by the Corporation for cause, and as of such date of termination, the Corporation shall have no further obligation to the Employee under this Agreement (“cause” shall mean any of the following and without limiting its meaning at common law, breach by the Employee of any of the covenants or terms of this Agreement and Schedule A hereto; the Employee’s failure to perform adequately his employment duties; violation by the Employee of any Corporation policy that may be issued from time to time, including but not limited to policies concerning harassment and other workplace conduct; the criminal conviction of the Employee, a breach by the Employee of any provisions of securities legislation or regulations of stock exchanges on which the Corporation’s shares are listed and which have application to the Corporation);

(e)
the Corporation may terminate this Agreement for reasons other than those specified in Article 9.01(d) herein, including a change of control as defined in paragraph 9.02, by providing written notice of termination to the Employee, in which event the Corporation shall forthwith, and in any event within ten (10) days of providing the written notice, pay to the Employee the following Termination Payment (less any statutory deductions required by law):

(i) if written notice is provided during the first eighteen months of this Agreement, an amount equivalent to three (3) months base salary; or

(ii) if written notice is provided after the first eighteen months of this Agreement, an amount equivalent to six (6) months base salary.

The Termination Payment payable under this Article 9.01 (e) shall not be reduced in any respect in the event that the Employee shall secure or shall not reasonably pursue alternative employment or consulting work for other remuneration following the termination of the Employee’s employment.

9.02  If as a result of a merger, takeover, amalgamation, sale of all or substantially all of the assets, there is a change of control of the Corporation then the Employee shall be given notice of such event or events and shall within 30 days after receipt of such notice, advise the Corporation in writing as to one of the following:

(a)
the Employee may advise the Corporation in writing to the effect that he shall continue to remain in the services of the Corporation and the terms of this agreement shall remain in full force and effect; or

(b)	the Employee shall advise the Corporation that he desires to terminate this agreement, in accordance with the provisions of paragraph 9.01(b) hereof.

9.03  If as a result of a merger, takeover, amalgamation, sale of all or substantially all of the assets, there is a change of control of the Corporation, all unvested share options shall become fully vested.

ARTICLE 10.
NOTICES

10.01  All notice required or allowed to be given under this agreement shall be made either personally or by mailing same by prepaid registered post, addressed as hereinafter set forth or to such other address as may be designated from time to time by such party in writing, and any notice mailed as aforesaid shall be deemed to have been received by the addressees thereof on the fifth business day following the day of mailing:

Zi CORPORATION OF AMERICA, INC.	Glen Morgan
2121 N California Blvd., Suite 290	2513 Mitchell Drive
Walnut Creek, CA 94596	Plano, TX 75025

Any party may from time to time change its address for service hereunder by written notice to the other parties. Any notice may be served by hand delivery or by mailing same by prepaid, registered post, in a properly addressed envelope, addressed to the party to whom the notice is to be given at its address for service hereunder.

ARTICLE 11.
SEVERABILITY

11.01  Each provision of this Agreement is declared to constitute a separate and distinct covenant and to be severable from all other such separate and distinct covenants. Without limiting the foregoing, each provision contained in Schedule A hereof are declared to constitute a separate and distinct covenant in respect of each capacity and each activity specified in Schedule A, and to be severable from all other such separate and distinct covenants. If any of the capacities, activities, or periods specified in Schedule A, are considered by a court of competent jurisdiction as being unreasonable, the parties hereto agree that the said court will have authority to limit such capacities, activities, periods or areas to such capacities, activities, periods or areas as the court deems proper in the circumstances.

11.02  If any covenant or provision herein is determined to be void or unenforceable in whole or in part, it will not be deemed to affect or impair the enforceability or validity of any other covenant or provision of this agreement or any part thereof.

ARTICLE 12.
RELIEF
12.01  The parties to this Agreement recognize that a breach by the Employee of any of the covenants herein contained would result in damages to the Corporation and that the Corporation could not adequately be compensated for such damages by monetary award. Accordingly, the Employee agrees that in the event of any such breach, in addition to all other remedies available to the Corporation at law or in equity, the Corporation will be entitled as a matter of right to apply to a court of competent equitable jurisdiction for relief by way of restraining order, injunction decree or otherwise, as may be appropriate to ensure compliance with the provisions of this agreement.

ARTICLE 13.
WAIVER

13.01  The parties agree that all restrictions in this agreement are necessary and fundamental to the protection of the Corporation and are reasonable and valid, and all defences to the strict enforcement thereof by the Corporation are hereby waived by the Employee.

ARTICLE 14.
GENERAL

14.01  This Agreement constitutes the entire understanding between the parties hereto relating to the subject matter hereof, superseding all negotiations, prior discussions, preliminary agreements and agreements relating to the subject matter hereof made prior to the date hereof.

14.02  The provisions of this agreement will enure to the benefit of and be binding upon the heirs, executors, administrators and legal personal representatives of the Employee and the successors and assigns of the Corporation respectively.

14.03  Wherever the singular or masculine or neuter is used in this agreement, the same shall be construed as meaning the plural or feminine or body politic or corporate and vice versa where the context of the parties hereto so require.

14.04  Time is of the essence hereof.

14.05  This Agreement shall be construed and interpreted in accordance with the laws of the Province of Alberta and each of the parties hereto hereby irrevocably attorns to the jurisdiction of the Courts of such Province.

14.06  The Employee acknowledges that he has had the opportunity to have his legal counsel review and participate in settling the terms of this Agreement.

ARTICLE 15.
SPECIAL

15.01  The Employee shall be entitled to participate in the Corporation’s benefits plan immediately.

IN WITNESS WHEREOF the parties hereto have executed this Agreement effective as of the date and year first above written.

Zi CORPORATION OF AMERICA, INC.

per:
Mike Donnell
President & Chief Executive Officer

SIGNED, SEALED AND DELIVERED in
the presence of:

Witness to the signature of the Employee		GLEN MORGAN

AFFIDAVIT OF EXECUTION

UNITED STATES   ) I, _________________ of the City of
STATE OF COLORADO  ) _______________, in the Province of
MAKE OATH AND SAY:

1.  I WAS PERSONALLY present and did see GLEN MORGAN, is the Employee named in the within instrument, who is personally known to me to be the person named therein, duly sign and execute the same for the purposes named therein.

2.  THAT THE SAME was executed at the City of _______________, in the State/Province of _______________, and that I am the subscribing witness thereto.

3.  THAT I KNOW the said Employee, and he/she is, in my belief, of the full age of eighteen years.

SWORN BEFORE ME at _______________________,	)
in the Province of _______________, this	)
this _____ day of ______________, 2003.	)
)
)
)
_______________________________________		_______________________________________
A Commissioner for Oaths / Notary Public in and
For the Province of ____________________		Print Name of Witness Below:

[Note: If outside of Alberta, Notary Public
required and Notary stamp required]